

November 4, 2013

Via E-mail
Mark J. Hawkins
Executive Vice President and CFO
Autodesk, Inc.
111 McInnis Parkway
San Rafael, CA 94903

> **Re:** **Autodesk, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2013**
> **Filed March 18, 2013**
> **Form 10-Q for the Quarterly Period Ended April 30, 2013**
> **Filed June 5, 2013**
> **File No. 000-14338**

Dear Mr. Hawkins:

We have reviewed your letter dated October 11, 2013 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 27, 2013.

Form 10-K for the Fiscal Year Ended January 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 37

1.   We note your response to prior comment 1 and the schedule of activity in your partner incentive program account which you provided supplementally. The balances in the schedule do not correspond directly with the amounts presented on page 58 of your Form

10-K for the fiscal year ended January 31, 2013. Please provide us with a reconciliation of these amounts.

2.   We note that with regard to the addition activity in the schedule, your schedule indicates that the corresponding charges are to "costs and expenses or revenues" however in your response to comment 3 in your letter dated July 23, 2013, you indicated that amounts are recognized "net of revenue." Please tell us whether you have more than one accounting method for partner incentive programs and if so, please explain how you apply each method.

3.   Notwithstanding your response to comment 4 in your letter dated May 29, 2009, please tell us what consideration you have given to including partner incentive programs in your revenue recognition policy disclosure. In this regard, we note that the activity in the schedule you provided appears material to revenue for each period presented.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief